UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

EMCORE Corporation

(Name of Issuer)

Common Stock with no par value

(Title of Class of Securities)

290846203

(CUSIP Number)

J. Carlo Cannell
Cannell Capital LLC
245 Meriwether Circle
Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	290846203

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
1,960,3811
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER*
1,960,381
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,960,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.22%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*Based on information set forth on the Form 10-Q of EMCORE Corporation (the "Company", "Registrant", or "EMKR") as filed with the Securities and Exchange Commission on May 5, 2022, there were 37,521,023 shares of Common Stock with no par value (the "Shares"), of the Company issued and outstanding as of May 2, 2022.

As of August 3, 2022 (the "Reporting Date"), Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd. ("Tristan Offshore"), Tonga Partners, L.P. ("Tonga") and sundry Separately Managed Accounts  ("Cannell SMAs" or the "Separately-Managed Accounts") and collectively with Tristan, Tristan Offshore and Tonga (the "Investment Vehicles"), held in the aggregate 1,960,381 Shares.

Cannell Capital LLC acts as the investment adviser to Tonga, Tristan, Tristan Offshore and the Cannell SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

CUSIP No.	290846203

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
1,960,381
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER*
1,960,381
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,960,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.22%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Based on information set forth on the Form 10-Q of EMCORE Corporation (the "Company", "Registrant", or "EMKR") as filed with the Securities and Exchange Commission on May 5, 2022, there were 37,521,023 shares of Common Stock with no par value (the "Shares"), of the Company issued and outstanding as of May 2, 2022.

As of August 3, 2022 (the "Reporting Date"), Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd. ("Tristan Offshore"), Tonga Partners, L.P. ("Tonga") and sundry Separately Managed Accounts ("Cannell SMAs" or the "Separately-Managed Accounts") and collectively with Tristan and Tristan Offshore and Tonga (the "Investment Vehicles"), held in the aggregate 1,960,381 Shares.

Cannell Capital LLC acts as the investment adviser to Tonga, Tristan, Tristan Offshore and the Cannell SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the common stock with no par value of EMCORE Corporation, a Delaware Company.

The address of the principal executive offices of the Company is 2015 W. Chestnut Street, Alhambra, California, 91803.

Item 2. Identity and Background

a) The name of the Reporting Person is J. Carlo Cannell (the "Reporting Person").

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment adviser to the following entities:

Tristan Partners, L.P.
Tristan Offshore Fund, Ltd.
Tonga Partners, L.P.
Separately Managed Accounts

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the "Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b) The principal business address of the Reporting Person is:

245 Meriwether Circle
Alta, WY 83414

c) The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

d) Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f) The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Considerations

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:
Tristan Partners, L.P.: $2,660,980
Tristan Offshore Fund, Ltd.: $1,160,627
Tonga Partners, L.P.: $798.347
Separately Managed Accounts: $2,246,573

The Investment Vehicles have invested an aggregate amount of approximately $6,866,527 in the Shares.

Item 4. Purpose of Transaction

Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired these shares in the ordinary course of business and not with the intent to change or influence control of the Company. The Investment Vehicles continue to hold the Shares as a long-term investment.

Mr. Cannell makes this filing to disclose recent transactions in the Shares, to disclose a letter sent to Cannell Capital LLC by the Company as Exhibit 99.1, and to disclose a letter from Mr. Cannell sent to the Company's Board of Directors as Exhibit 99.2. Other than the matters discussed in Exhibit 99 in Amendment 1 and Exhibit 99.2 to Amendment 4  to this Schedule, CC has no present plans or proposals to engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions with regards to the Company.

Item 5. Interest in Securities of the Issuer

Based on information set forth on the Form 10-Q of EMCORE Corporation (the "Company", "Registrant", or "EMKR") as filed with the Securities and Exchange Commission on May 5, 2022, there were 37,521,023 shares of Common Stock with no par value (the "Shares"), of the Company issued and outstanding as of May 2, 2022.

(a)  As of August 3, 2022, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 1,960,381 Shares, or approximately 5.22% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price per Share	Form of Transaction
Tonga	7/27/2022	11,200	3.23	Sell
Tristan	7/27/2022	24,125	3.23	Sell
Tristan Offshore	7/27/2022	10,420	3.23	Sell
Cannell SMAs	7/27/2022	4,255	3.23	Sell
Cannell SMAs	7/28/2022	5,826	3.22	Sell
Tonga	7/28/2022	15,336	3.22	Sell
Tristan Offshore	7/28/2022	14,268	3.22	Sell
Tristan	7/28/2022	33,035	3.22	Sell
Tonga	7/29/2022	16,801	3.19	Sell
Tristan	7/29/2022	36,188	3.19	Sell
Tristan Offshore	7/29/2022	15,630	3.19	Sell
Cannell SMAs	7/29/2022	6,381	3.19	Sell
Cannell SMAs	8/1/2022	6,031	3.13	Sell
Tonga	8/1/2022	15,883	3.13	Sell
Tristan Offshore	8/1/2022	14,776	3.13	Sell
Tristan	8/1/2022	34,210	3.13	Sell
Cannell SMAs	8/2/2022	39,141	3.25	Sell

Tonga	8/2/2022	103,036	3.25	Sell
Tristan Offshore	8/2/2022	95,856	3.25	Sell
Tristan	8/2/2022	221,935	3.25	Sell
Cannell SMAs	8/3/2022	45,318	3.33	Sell
Tonga	8/3/2022	119,304	3.33	Sell

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	July 1 letter from EMCORE Corporation to Cannell Capital LLC.
Exhibit 99.2	August 3 letter from Mr. J. Carlo Cannell of Cannell Capital LLC to the Board of Directors of EMCORE Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2022
Dated

/s/
Signature

J. Carlo Cannell, Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).